June 24, 2011

Via EDGAR

Ms. Jennifer Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:  Kohl’s Corporation

Form 10-K for the fiscal year ended January 29, 2011

Form 10-Q for the fiscal quarter ended April 30, 2011

File No. 001-11084

Dear Ms. Thompson:

Per our June 23 telephone conversation, I am writing with respect to the comment letter from the U.S. Securities and Exchange Commission to Kohl’s Corporation (the "Company") dated June 22, 2011, which the Company received by facsimile on that date. The Company respectfully requests a ten business day extension (to July 21, 2011) to respond to the staff's comments. Such an extension will allow the Company to fully develop responses to your comments.  We expect to provide our responses to your comments on or before July 15, 2011.

Per our discussion, I trust this extension is acceptable.  However, if you have any questions, please contact me at (262) 703-2787.  Thank you for your consideration.

Sincerely,

/s/ Richard D. Schepp

Richard D. Schepp
Senior Executive Vice President, General Counsel